UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager Documentation & Corporate Secretary Department Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended September 30, 2015 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on November 27, 2015 (the “Quarterly Securities Report”).

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and U.S. GAAP. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2015 and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Risks Relating to Our Business

We describe below the major developments and changes since the filing on June 25, 2015, in Japan of our annual securities report for the fiscal year ended March 31, 2015, that we believe may have a material impact on your investment decision with respect to the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in “Risks Relating to Our Business” in our most recent annual securities report filed in Japan.

18. Risks relating to competitive pressures

Competition in the Japanese financial services industry may intensify as regional financial institutions further integrate and reorganize their operations and Japan Post Holdings Co., Ltd. and its two financial subsidiaries listed their respective shares on the Tokyo Stock Exchange in November 2015. Competition in financial markets outside of Japan are also expected to increase as U.S. and European financial institutions regain their competitive strength, while local financial institutions in Asia grow their business. In addition, recent advances in information and communication technology have allowed non-financial institutions to enter the financial services industry, and such new entrants could become substantial competition to us. The ongoing global financial regulatory reforms may also lead to changes in the competitive environment for financial institutions. If we are unable to compete effectively in the increasingly competitive business environment, our business, financial condition and results of operations may be adversely affected.

Business Segment Information

1. Summary of Reporting Segment

MUFG’s reporting segments are business units of MUFG for which separate financial information is available and which its executive committee regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG engages in a wide range of sophisticated financial businesses through its group companies that include commercial banks, trust banks, securities companies, credit card companies and consumer finance companies. MUFG operates under an integrated business group system comprising five core business areas — Retail, Corporate, Global Business, Trust Assets and Global Markets — designed to enhance its operations as an integrated group. Managing its group companies under this system, MUFG provides value-added financial products and services to customers in a timely manner.

MUFG’s group companies are managed using a matrix framework consisting of several business segments identified based on the integrated business group system as well as through individual group companies. To assist appropriate assessment of MUFG’s future cash flow forecasts, MUFG has identified as its reporting segments the following core entities (on a consolidated basis), each operating in a different industry and regulatory environment:

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) — Banking

Mitsubishi UFJ Trust and Banking Corporation (MUTB) — Banking and trust banking

Mitsubishi UFJ Securities Holdings Co., Ltd. (MUSHD) — Securities

Consumer Finance Subsidiaries (CFS) — Credit card and consumer finance (*)

(*)	Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.

Starting this six-month period ended September 30, 2015, a subsidiary engaged in the securities business, which was previously included in the BTMU segment, is included in the MUSHD segment. This subsidiary of BTMU became a subsidiary of MUSHD on April 1, 2015, and is currently managed as part of MUSHD.

In addition, starting this six-month period ended September 30, 2015, a subsidiary engaged in the asset management business, which was previously included in the MUSHD segment, is included in the MUTB segment. This subsidiary of MUSHD merged with a subsidiary of MUTB on July 1, 2015, and is currently managed as part of MUTB.

The segment information for the six months ended September 30, 2014 has been restated to reflect the foregoing changes in reporting segments.

2. Information on Ordinary Income (Losses), Net Income (Losses), Total Assets and Other Financial Items for Each Reporting Segment

Previous Year Interim Financial Reporting Period (from April 1, 2014 to September 30, 2014)

	(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income	1,939,875	342,071	236,936	238,313	292,291	3,049,488	(287,947)	2,761,541
Interest Income	1,105,205	109,789	20,578	97,202	277,389	1,610,165	(286,608)	1,323,557
Profits from Investment in Affiliates (Equity Method)	13,549	4,851	5,650	150	—	24,202	79,732	103,934
From Customers	1,903,109	333,483	219,065	221,179	84,703	2,761,541	—	2,761,541
From Internal Transactions	36,765	8,587	17,871	17,133	207,588	287,947	(287,947)	—
Net Income	402,763	89,190	23,771	32,822	263,712	812,261	(233,545)	578,716
Total Assets	203,314,843	35,820,380	28,806,812	4,130,902	12,007,925	284,080,864	(19,622,677)	264,458,187
Other Items
Depreciation	105,131	15,670	7,255	11,443	801	140,301	1,745	142,046
Amortization of Goodwill	7,177	458	479	492	—	8,607	(1,062)	7,544
Interest Expenses	232,412	29,618	21,319	12,134	14,369	309,854	(22,026)	287,828
Extraordinary Profits	1,111	9,177	4	9	0	10,302	(1)	10,300
Extraordinary Losses	40,474	4,711	683	105	5	45,979	33,291	79,271
Losses on Impairment of Fixed Assets	689	2,950	148	—	—	3,789	—	3,789
Tax Expenses	182,689	36,875	17,079	1,149	(467)	237,326	5,215	242,542
Unamortized Goodwill	255,933	16,865	17,503	7,936	—	298,239	(28,496)	269,742
Total Investment in Equity Method Affiliates	260,614	120,921	241,870	4,674	823,689	1,451,770	683,811	2,135,582
Increase in Tangible and Intangible Fixed Assets	133,330	15,092	11,458	16,505	2,444	178,831	—	178,831

Notes:

1.	Ordinary income, interest income and interest expenses used in the above table are equivalent to revenues, interest income and interest expenses, respectively, generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Net income for “Others” includes 244,441 million yen of dividends from MUFG’s subsidiaries and affiliates.
4.	Adjustments on interest income include deduction of dividend income from affiliated companies received by MUFG.
5.	Adjustments on net income include elimination of inter-segment transactions of 299,063 million yen and 65,518 million yen of net profit representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill, tax expenses and profits attributable to non-controlling interests.
6.	Adjustments on total assets mainly include offsets of inter-segment debt and credit transactions.
7.	Adjustments on extraordinary losses include losses on change in equity.
8.	Net income is adjusted from the profits attributable to owners of parent in the consolidated profit and loss statements for the interim financial reporting period ended September 30, 2014.

Interim Financial Reporting Period (from April 1, 2015 to September 30, 2015)

(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income	2,074,286	369,986	266,143	249,935	364,371	3,324,723	(332,839)	2,991,884
Interest Income	1,165,362	127,551	18,677	98,718	347,584	1,757,894	(362,926)	1,394,968
Profits from Investment in Affiliates (Equity Method)	16,751	5,853	8,143	110	—	30,859	113,821	144,680
From Customers	2,010,489	361,903	260,776	232,289	126,425	2,991,884	—	2,991,884
From Internal Transactions	63,796	8,083	5,367	17,645	237,946	332,839	(332,839)	—
Net Income	408,599	80,930	26,191	37,323	333,825	886,870	(287,548)	599,321
Total Assets	220,723,906	38,044,884	32,106,885	4,227,493	12,169,724	307,272,893	(18,107,863)	289,165,030
Other Items
Depreciation	103,817	15,862	9,668	12,393	1,067	142,810	2,538	145,348
Amortization of Goodwill	8,353	531	1,038	492	—	10,416	(1,529)	8,886
Interest Expenses	261,658	36,312	17,810	10,399	13,798	339,980	(21,352)	318,627
Extraordinary Profits	16,941	11	—	0	—	16,953	(15,716)	1,237
Extraordinary Losses	6,996	660	2,811	164	0	10,633	33,752	44,386
Losses on Impairment of Fixed Assets	1,101	508	195	—	—	1,804	—	1,804
Tax Expenses	203,870	30,354	21,394	2,088	(110)	257,598	1,348	258,946
Unamortized Goodwill	281,641	18,574	38,359	6,951	—	345,527	(45,962)	299,565
Total Investment in Equity Method Affiliates	280,264	142,615	246,782	4,920	823,689	1,498,273	1,065,431	2,563,704
Increase in Tangible and Intangible Fixed Assets	98,553	35,496	26,004	10,937	1,816	172,808	—	172,808

Notes:

1.	Ordinary income, interest income and interest expenses used in the above table are equivalent to revenues, interest income and interest expenses, respectively, generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Net income for “Others” includes 312,705 million yen of dividends from MUFG’s subsidiaries and affiliates.
4.	Adjustments on interest income include deduction of dividend income from affiliated companies received by MUFG.
5.	Adjustments on net income include elimination of inter-segment transactions of 390,382 million yen and 102,834 million yen of net profit representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill, tax expenses and profits attributable to non-controlling interests.
6.	Adjustments on total assets mainly include offsets of inter-segment debt and credit transactions.
7.	Adjustments on extraordinary losses include losses on change in equity.
8.	Net income is adjusted from the profits attributable to owners of parent in the consolidated profit and loss statements for the interim financial reporting period ended September 30, 2015.

Related Information

Previous Year Interim Financial Reporting Period (from April 1, 2014 to September 30, 2014)

1. Information by Type of Service

Omitted because it is similar to the above-explained reporting segment information.

2. Geographical Information

(1) Ordinary Income (in millions of yen)

Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
1,737,342	416,374	171,020	411,326	25,477	2,761,541

Notes:

1.	Ordinary income is equivalent to revenues generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(2) Tangible Fixed Assets (in millions of yen)

Japan	United States	Others	Total
1,093,009	368,072	91,645	1,552,728

3. Information by Major Customer

Not Applicable.

Interim Financial Reporting Period (from April 1, 2015 to September 30, 2015)

1. Information by Type of Service

Omitted because it is similar to the above-explained reporting segment information.

2. Geographical Information

(1) Ordinary Income (in millions of yen)

Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
1,859,700	507,103	152,575	440,708	31,796	2,991,884

Notes:

1.	Ordinary income is equivalent to revenues generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(2) Tangible Fixed Assets (in millions of yen)

Japan	United States	Others	Total
1,114,499	145,822	105,012	1,365,334

3. Information by Major Customer

Not Applicable.